November 5, 2010

Scott R. Plummer

5228 Ameriprise Financial Center

Minneapolis, MN 55474

(612) 671-1947

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-1004

Attn: Mark Cowan

Re: RiverSource Variable Series Trust (the “Registrant”); File No. 811-22127

Dear Mr. Cowan:

On behalf of the Registrant, electronically transmitted herewith is the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the issuance of shares in connection with the reorganizations of:

1) the Columbia S&P 500 Index Fund, Variable Series series of Columbia Funds Variable Insurance Trust (File No. 811-05199) into the RiverSource Variable Portfolio S&P 500 Index Fund series of the Registrant;

2) the Seligman Communications and Information Portfolio series of Seligman Portfolios Inc. (File No. 811-05221) into the Global Technology Portfolio series of the Registrant;

3) the Columbia Large Cap Growth Fund, Variable Series series of Columbia Funds Variable Insurance Trust into the Seligman Variable Portfolio – Growth Fund series of the Registrant;

4) the Seligman Large-Cap Value Portfolio series of Seligman Portfolios, Inc. into the Seligman Variable Portfolio – Larger-Cap Value Fund series of the Registrant;

5) the Seligman Smaller Cap Value Portfolio series of Seligman Portfolios, Inc. into the Seligman Variable Portfolio – Smaller-Cap Value Fund series of the Registrant;

6) the Disciplined Asset Allocation Portfolios – Conservative series of the Registrant into the Variable Portfolio – Conservative Portfolio series of the Registrant;

7) the Disciplined Asset Allocation Portfolios – Moderately Conservative series of the Registrant into the Variable Portfolio – Moderately Conservative Portfolio series of the Registrant;

8) the Disciplined Asset Allocation Portfolios – Moderate series of the Registrant into the Variable Portfolio – Moderate Portfolio series of the Registrant;

9) the Disciplined Asset Allocation Portfolios – Moderately Aggressive series of the Registrant into the Variable Portfolio – Moderately Aggressive Portfolio series of the Registrant; and

10) the Disciplined Asset Allocation Portfolios –Aggressive series of the Registrant into the Variable Portfolio –Aggressive Portfolio series of the Registrant (collectively, the “Reorganizations”).

We note that the proxy statement/prospectus and related statement of additional information for Seligman Global Technology Portfolio will also be filed in a separate registration statement on Form N-14 by Seligman Portfolios, Inc., because the board of directors of Seligman Portfolios, Inc. has approved the redomiciling of Seligman Global Technology Portfolio into a newly created series of the Registrant that has also been named Seligman Global Technology Portfolio (the “Redomiciling”). The Redomiciling is subject to approval by shareholders of Seligman Global Technology Portfolio. If the Redomiciling is approved by shareholders of Seligman Global Technology Portfolio, it is expected that the Redomiciling will occur prior to the Reorganization, in which case the surviving fund in the Reorganization will be the newly created series of the Registrant. If the Redomiciling has not been completed prior to the closing of the Reorganization, the surviving fund in the Reorganization will be the existing series of Seligman Portfolios, Inc.

The Registration Statement is proposed to become effective on December 6, 2010 pursuant to Rule 488 under the Securities Act of 1933, as amended. We would greatly appreciate receiving any comments you might have at your earliest convenience.

Please direct all of your questions and/or comments regarding this filing to Brian McCabe of Ropes & Gray LLP at 617.951.7801 or Brian.McCabe@ropesgray.com, or, in his absence, to Christopher Petersen of Ameriprise Financial at 612.671.4321 or christopher.o.petersen@ampf.com.

Very truly yours,

/s/ Scott R. Plummer

Scott R. Plummer
Vice President, General Counsel and Secretary RiverSource Variable Series Trust